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SEC FILE NUMBER
8-67375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FT GLOBAL CAPITAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1688 Meridian Ave, Suite 700
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PATRICK KO (Jian Ke)	786-220-6129	pko@ftglobalcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>PATRICK KO (Jian Ke)</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>FT GLOBAL CAPITAL, INC.</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Jeffrey Catanach
My Commission HH 449675
Expires 1/21/2028

Notary Public   *February 13, 2024*



Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FT GLOBAL CAPITAL, INC.

Statement of Financial Condition
For the Year Ended December 31, 2023
With
Report of Independent Registered Public Accounting Firm

Public Document

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
FT Global Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FT Global Capital, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2005.

March 19, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

FT Global Capital, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	452,056
Prepaid expenses and deposits		57,423
Right-of-Use asset		57,034
Other receivable		50,000
Property and equipment, net of accumulated depreciation of $3,744		-
Total assets	$	616,513

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	76,526
Accrued retirement plan contribution		87,000
Due to affiliate		639
Due to stockholder		2,196
Lease liability		57,034
Total liabilities		223,395
Stockholder's Equity		393,118
Total liabilities and stockholder's equity	$	616,513

See accompanying notes
Confidential Treatment Requested

FT GLOBAL CAPITAL, INC.
Notes to Statement of Financial Condition
December 31, 2023

Note 1 – Organization and Summary of Significant Accounting Policies

Organization and Description of Business: FT Global Capital, Inc. (the "Company"), was organized in May 2006 and became a broker-dealer in January 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Florida.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. As a result, income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued):
The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenue on the accompanying statement of financial condition.

The Company recognizes success fee revenue from placement and advisory services upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

The Company recognizes reimbursed expense revenues from investment banking engagements upon completion of a success fee-based transaction or formal termination of an engagement. Expenses associated with investment banking engagements, which are explicitly reimbursable by the customer, are deferred and recorded as contract assets in the Statement of Financial Condition until the transaction is completed or the engagement is formally terminated. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or formal termination of the engagement are deferred and recorded as a contract liability in the Statement of Financial Condition. As of December 31, 2023, the Company had no contract assets or contract liabilities related to reimbursable expenses.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $285,695 which was $274,604 in excess of its required net capital of $11,091 and its ratio of aggregate indebtedness to net capital was .58 to 1.00.

Note 3 – Concentration

Approximately 76% of the Company's total revenues earned during 2023 were from one customer.

Note 4 - Lease Commitment

The Company leases office space under non-cancelable operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar

Note 4 - Lease Commitment (continued)

economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

Maturity of the noncancelable office operating leases is as follows:

Year Ending December 31,	
2024	48,825
2025	9,375
Total	$ 58,200

Total undiscounted lease payments	$ 58,200
Less imputed interest	(1,166)
Total lease liability	$ 57,034

Weighted average remaining lease term:	1.05 years
Weighted average discount rate:	5%

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The Company has elected for all underlying classes of assets to not recognize ROU assets and lease liabilities for short term leases that have an initial lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

Note 5 – Related Party Transactions

The Company recognized rental income during 2023 from a sister company pursuant to a sublease agreement of the Company's office premises of approximately $12,226. The due to related party in the accompanying Statement of Financial Condition arises from an over payment by the sister company under this agreement.

The Company at times pays operating expenses for the benefit of its stockholder and the stockholder of the Company at times pays operating expenses for the benefit of the Company for which reimbursement is subsequently requested. The due to stockholder within the accompanying statement of financial condition in the amount of $2,196 arose from the stockholder's payment of such expenses on behalf of the Company that have yet to be reimbursed.

Note 5 – Related Party Transactions (continued)

Financial condition and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 6 – Retirement Plans

The Company had a cash balance retirement plan that was terminated effective December 31, 2022. All assets of the plan were distributed to the plan's sole participant during 2023.

The Company has adopted a 401K plan. The employer contribution expense related to the 401K plan for 2023 was $87,000.

Note 7 - Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress, as defendant, at December 31, 2023.